UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010.

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No_X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

BONTAN PROVIDES MIRA AND SARAH LICENSES RESOURCE EVALUATION IN ISRAEL AND PROJECT UPDATE

TORONTO, Sept. 7 /CNW/ - Bontan Corporation Inc. (OTCBB: BNTNF) ("The Company", "Bontan") is pleased to provide the following update announced by its subsidiary, Israel Petroleum Company, Limited on September 4, 2010:

Israel Petroleum Company (IPC) is pleased to announce today the results of the Prospective Resource Evaluation Report (the "Report") prepared by Chapman Petroleum Engineering Ltd. ("Chapman") on the two prospects located on the Mira and Sarah Drilling Licenses, offshore Israel, in which IPC owns a 13.609% working interest. The report was prepared at the request of IPC in order to determine the value of the prospects before and after consideration of geologic risk. The Report, effective August 1, 2010, was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("51-101"), issued by the Canadian Securities Administrators, and this release is issued in accordance with the disclosure requirements of Section 5.9 of such standards. Based on the potential size of the gas accumulations defined in the Report along with the results of the 3-D seismic survey over the Sarah and Mira licenses, IPC is moving forward with its partners in identifying the best locations for drilling the first two wells. Preliminary results of the 3-D seismic survey, as well as the actual 3D survey have been submitted to the Petroleum Commissioner at Israel's Ministry of National Infrastructures ("MNI") in accordance with Israeli regulations.

The Report states that the best estimate of gross prospective sales gas resources for the prospect on the Mira Licenses is 4.24 TCF and 1.47 TCF for the prospect on the Sara License, for a total 5.71 TCF. These estimates are for 100% of the working interest in each license. IPC's interest is 13.609%. The following table provides best, low and high estimates of gross prospective sales gas resources for each prospect on an 8/8ths basis.

Gross Prospective Resources

Resource Estimates in TCF	Best	Low	High

Mira Prospect	4.24	3.03	5.45
Sarah Prospect 9	1.47	1.05	1.89

TCF is a trillion cubic feet of natural gas

The low estimate is considered to be a conservative estimate of the quantity that will actually be recovered while the high estimate is considered to be an optimistic estimate. The best (or median) estimate is considered to be the most likely estimate of the quantity that will actually be recovered.

The Report also provides an economic valuation of IPC's working interest position of 13.609% in both prospects assuming a successful ultimate recovery of these resources. For the Mira Prospect, using a discount rate of 10%, IPC's 13.609% net present value (NPV) on an unrisked basis ranges from a low of $477 million to a high of $1.02 billion with an unrisked NPV of $746 million as the most likely case. As for the Sarah Prospect, using a discount rate of 10%, unrisked, IPC's 13.609% net present value ranges from $190 million to $405 million with an unrisked NPV of $298 million as the most likely case. This economic evaluation assumes a gas price of $5.50/Mcf, unescalated over the life of the project.

Chapman states, "Based on our analysis, after consideration of risk, we have concluded that the potential of these prospects is of sufficient merit to justify the work program being proposed, and we therefore recommend and support Israel Petroleum Company's participation." The proposed work program is the drilling of one exploration well on each license as required by the terms of the Licenses.

The Mira Prospect is a large structure initially mapped with 2D seismic and targeting the same reservoir zone as the Tamar Field discovered in early 2009 while Sara, also initially identified on 2D is on the same structural trend as the 2009 Dalit discovery and targeting the same reservoirs. 3-D seismic confirms both prospects and will define the drilling location for prospects on both Mira and Sarah Licenses. Tamar Field, with reported reserves of 8.4 TCF, is approximately 30 miles directly to the north of the Mira Prospect and the Sarah Prospect is approximately 10 miles due south of Dalit Field with 0.8 TCF in reported reserves.

The Sarah and Mira Licenses are adjoining blocks located approximately 30 to 60 miles, respectively, offshore Israel in the Mediterranean Sea. The Licenses are each 154 square miles in area and to date are undrilled. A 3D seismic survey contracted to WesternGeco was completed in late 2009 and fully covers both Licenses. Initial fast track PSTM processing was done by WesternGeco and now CGG Veritas is doing PSDM processing on the 3D volume PSDM processing will help fine tune the drilling locations for both prospects on both licenses. IPC and its partners are starting the process of selecting a drilling contractor and attendant services companies to undertake the two well drilling program in 2011.

Kam Shah, CEO comments, "We are encouraged by the comments from the independent geologist firm and also to note that our group has successfully complied with the work schedule approved by MNI. We look forward to an appointment of a driller and completion of the remaining work schedule."

     Definition of 51-101
    ----------------------------------
Under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("51-101"), prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

     Chapman Petroleum Engineering Ltd.
       ----------------------------------
Chapman Petroleum Engineering Ltd., founded in 1985, is a Canadian consulting firm providing comprehensive petroleum engineering, geological, geophysical and management services covering the full spectrum of the oil & gas industry, domestically and internationally.

Their services include reserve and economic evaluations and resource assessments, acquisition analyses, specialized technical studies, property exploitation and resource management, and representation for regulatory and legal purposes. They have previously acted as technical advisors to the Government of Israel and have conducted similar resource evaluations in many petroleum basins around the world.

     Cautionary Note to U.S. Investors
       ---------------------------------
This news release and the Report contain references to "prospective resources" (as defined above), which do not qualify as, and should not be confused with, reserves. Under rules of the U.S. Securities and Exchange Commission ("SEC"), reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. The SEC permits oil and gas companies, in their SEC filings, to disclose only "proved," "probable" and "possible" reserves. Prospective resources have a great amount of uncertainty as to their existence and economic and legal feasibility. There is no assurance that prospective resources will ever convert into possible, probable or proved reserves under SEC standards. U.S. investors are cautioned not to assume that all or any part of a resource exists, or is economically or legally recoverable.

About The Offshore Israel Project

The Sarah and Mira Drilling Licenses are held by a consortium comprised of IPC's subsidiary I.P.C. Oil and Gas (Israel) Ltd. (13.609%), Emanuelle Energy Ltd. (24.161%), Emanuelle Energy Oil and Gas Limited Partnership (19.161%), Modiin Energy Limited Partnership (19.282%), and four other entities. IPC is owned 76.79% by Israel Oil and Gas Corporation, a subsidiary of Bontan Corporation Inc. and 23.21% by International Three Crown Petroleum, LLC. IPC is managed and operated by H. Howard Cooper of International Three Crown Petroleum, LLC.

Bontan's indirect working interest in these licenses is 10.45%

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects. Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

     Forward-Looking Statements
       --------------------------
This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Bontan's current views and assumptions about future events and financial performance. Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including: the effect of economic and political developments in Israel; the reliance on Emanuelle, Modin ,IPC and others in the group as well as third-party consultants and contractors, to develop the Project; the ability of Bontan and IPCCayman to raise sufficient capital and demonstrate adequate financial capability, and the associated dilution to current investors' interests associated with the issuance of additional debt and equity securities; the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Project; environmental risks; government regulation or other action; potential disruption from terrorist activities or warfare in the region or at the Project site; general economic conditions; and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada. Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

For further information: refer to our website www.bontanoilandgas.com and contact Kam Shah at (416) 929 1806 or Howard Cooper, president of our subsidiary, IPC at (970) 756-4747

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2010

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Executive Officer